Free Writing Prospectus
(to the Preliminary Prospectus Supplement dated April 23, 2026 and Prospectus dated May 12, 2023)
April 23, 2026
Registration Statement No. 333-271881

Jefferies Financial Group Inc.
5.125% SENIOR NOTES DUE 2031

Issuer:	Jefferies Financial Group Inc.
Issue:	5.125% Senior Notes due 2031 (the “Notes”)
Security Type:	Senior Unsecured Fixed Rate Notes
Anticipated Ratings (Moody’s/S&P/Fitch):	Baa2 (Stable) / BBB (Stable) / BBB+ (Stable)*
Principal Amount:	$1,100,000,000
Trade Date:	April 23, 2026
Settlement Date:	April 28, 2026 (T+3)
Final Maturity:	April 28, 2031
Interest Payment Dates:	Semi-annually in arrears on April 28 and October 28, commencing on October 28, 2026
Benchmark Treasury:	3.875% UST due March 31, 2031
Spread to Benchmark:	T+135 basis points
Treasury Strike:	99-20 3/4
Treasury Yield to Maturity:	3.954%
Coupon:	5.125%
Yield to Maturity:	5.304%
Public Offering Price:	99.223% of principal amount
Underwriting Discount:	0.35%
Net Proceeds, Before Expenses:	$1,087,603,000
Day Count Convention:	30/360
Make-Whole Call Payment:	Prior to March 28, 2031 (one month prior to the maturity date of the Notes), UST + 20 basis points
Par Call Payment:	On or after March 28, 2031, at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	47233W MK2
ISIN:	US47233WMK26
Sole Global Co-ordinator:	Jefferies LLC
Joint Book-Runners:	Jefferies LLC SMBC Nikko Securities America, Inc.
Senior Co-Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Natixis Securities Americas LLC
Co-Managers:	Academy Securities, Inc. AmeriVet Securities, Inc. BBVA Securities Inc.

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* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement relating to this offering and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and such offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer or any underwriter or dealer participating in the offering will arrange to send you the prospectus supplement relating to this offering if you request it  by contacting Jefferies LLC, by calling toll-free at 1-877-877-0696 or by emailing DCMProspectuses@jefferies.com; or SMBC Nikko Securities America, Inc. at toll-free (888) 868-6856, or by email at prospectus@smbcnikko-si.com.